Exhibit 99.1

Eltek Ltd.

20 Ben Zion Galis Street, Petach Tikva, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 6, 2018

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of Eltek Ltd. (“Eltek” or the “Company”) to be held at the Company’s offices, at 20 Ben Zion Galis Street, Petach Tikva, Israel on September 6, 2018 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time;

3.	To ratify and approve the terms of employment of Mr. Eli Yaffe as the Chief Executive Officer of the Company;

4.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;

5.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

6.	To approve the extension of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.;

7.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.	To ratify and approve an extension to the exculpation letter granted to Mr. Yitzhak Nissan;

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

10.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017.

The Board of Directors has fixed the close of business on July 31, 2018 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Items 1, 2 and 9, are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 3 to 8 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.  Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

“Controlling” for the purpose of this notice means the ability to direct the acts of the Company. For Item 4, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for Items 3 and 5 to 8, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Israeli Companies Law, 1999-5759 (the “Companies Law”), in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection the proposal does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to the proposal, then the vote on the applicable item shall not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in Item 10 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be received by the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

-ii-

Joint holders of Ordinary Shares should take note that, pursuant to Article 25(e) of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY OR ITS TRANSFER AGENT NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

-iii-

Eltek Ltd.

20 Ben Zion Galis, Petach Tikva, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 6, 2018

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.6 nominal value (the “Ordinary Shares”), of Eltek Ltd. (“Eltek” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Ben Zion Galis Street, Petach Tikva, Israel on September 6, 2018 at 10:00 A.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms set forth in this Proxy Statement, providing coverage for the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time;

3.	To ratify and approve the terms of employment of Mr. Eli Yaffe as the Chief Executive Officer of the Company;

4.	To approve the Company’s Amended Compensation Policy;

5.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd.;

6.	To approve the extension of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.;

7.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd. related to employees social activities, marketing services and insurance;

8.	To approve an extension to the exculpation letter granted to Mr. Yitzhak Nissan;

9.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the Company’s independent auditors for the year ending December 31, 2018 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation; and

10.	To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2017.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company or its Transfer Agent no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about August 2, 2018. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on July 31, 2018 are entitled to notice of and to vote at the Meeting. The Company had 2,028,552 Ordinary Shares issued and outstanding on July 26, 2018, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least a third (33⅓%) of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Items 1, 2 and 9 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders, voting on the matter will be counted.

Items 3 to 8 are special resolutions, which are submitted for shareholder approval, following approval of each of (i) the Audit Committee or the Compensation Committee, as applicable, and (ii) the Board of Directors. Shareholder approval requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Generally, an act or transaction with the Controlling shareholder or in which a Controlling shareholder has a Personal Interest (as defined below) requires shareholder approval every three (3) years.

“Controlling” for the purpose of this notice means the ability to direct the acts of the Company. For Item 4, any person holding fifty percent (50%) or more of the voting power of the Company or of the rights to appoint directors or the Chief Executive Officer is considered a controlling shareholder, and as for Items 3 and 5 to 9, any person holding twenty five percent (25%) or more of the voting power of the Company, provided that no other person holds fifty percent (50%) or more of the voting power of the Company, or of the rights to appoint directors or the Chief Executive Officer, is considered a Controlling shareholder.

A “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least five percent (5%) of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate. In addition, under the Companies Law, in case of a person voting by proxy for another person, a “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether the proxy holder has discretion to vote or not.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has, or does not have, a Personal Interest with respect to a certain proposal, then the vote on the applicable item shall not be counted.

 The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in Item 10 does not involve a vote of our shareholders.

Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth, as of July 26, 2018, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,028,552 shares outstanding as of July26, 2018.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership
Yitzhak Nissan(2)(3)	1,148,447	56.6%
Nistec Ltd. (2)	1,024,419	50.5%

(1)
Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options or convertible notes currently exercisable or exercisable within sixty (60) days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Nistec Ltd. is an Israeli private company controlled by Mr. Yitzhak Nissan. Accordingly, Mr. Nissan may be deemed to be the beneficial owner of the Ordinary Shares held directly by Nistec.
(3)	On June 2, 2016, Mr. Nissan acquired 124,028 ordinary shares of the Company in market transactions.

Terms of Service and Employment of Executive Officers and Directors.

For information relating to the compensation of our named executive office holders during or with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees — B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018.

I. ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

At the Meeting, the shareholders are requested to re-elect a slate of five (5) directors to serve on the Board of Directors. Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer will be nominated for re-election. These directors, who are not external directors, as defined in  the Companies Law, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two (2) external directors) shall not be less than three (3) nor more than nine (9), until otherwise prescribed by a resolution of the shareholders.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

The five (5) nominees named in this Item 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Set forth below is information about each nominee, including age, position(s) held with the company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Yitzhak Nissan (1)	69	Chairman of the Board of Directors and Chief Executive Officer
Mordechai Marmorstein	71	Director
Gavriel David Meron	64	Director
David Rubner	78	Director
Erez Meltzer	61	Director

Yitzhak Nissan has served as our Chairman of the Board of Directors since November 2013, and is a member of our Banking Committee. He has also served as our Chief Executive Officer since October 2014 and until July 2018. Mr. Nissan is the founder of Nistec Group and has served as its chief executive officer since 1985. Mr. Nissan served as a Presiding Member of ILTAM (Israeli Users' Association of Advanced Technologies in Hi-Tech Integrated Systems) between 2008 and 2009, and as a Presiding Member of the Israeli Association of Electronics and Software Industries since 2012. Mr. Nissan also established the VPs Operations Forum, which brings thought leadership to 200 VPs of operations from diverse hi-tech companies in Israel. In 2008, Mr. Nissan received the Distinguished Industry Award from the mayor of Petach Tikva Municipality. Mr. Nissan holds a BSc. degree in Electronic Engineering from the University of Buffalo, New York.

Dr. Mordechai Marmorstein has served on our Board of Directors since October 2013 and is a member of our Audit and Compensation Committees. From 1992 to 2001, Dr. Marmorstein was the chief financial officer of Pazchim Co. Ltd. Dr. Marmorstein was also an internal auditor and accountant at Negev Phosphate Works. Dr. Marmorstein served as the chairman of Teshet (Tourist Enterprises and Aviation Services Co. Ltd.), a subsidiary of El-Al, the Israeli national airline, from 1999 to 2000. Dr. Marmorstein holds a B.A. degree in Economics, an M.A. degree in Contemporary Jewry Studies and a Ph.D. in Jewish History Studies, all from Bar-Ilan University.

Gavriel David Meron was elected to serve on our Board of Directors in October 2013. Mr. Meron currently serves as the chairman and the chief executive officer of Hygieacare Inc. and since November 2006 provides managerial services to numerous companies as the chairman and chief executive officer of M.G.D. Management Services & Investments Ltd. Mr. Meron was the founder, president and chief executive officer of Given Imaging Ltd. from 1998 to 2006. Mr. Meron holds a B.A. degree in Economics and Statistics from the Hebrew University of Jerusalem and an MBA degree in International Business from Tel Aviv University.

David Rubner was elected to serve on our Board of Directors in October 2013. Mr. Rubner has served as the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and as a Partner in Hyperion Israel Advisors Ltd., a venture capital firm since 2000. During the years 1991 to 2000, he was the President and Chief Executive Officer of ECI Telecom Ltd. Mr. Rubner serves on the board of directors of Check Point Software Ltd., Radware Ltd., Telemessage International Ltd. and several private companies. He also serves on the boards of trustees and executive council of Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Carnegie Mellon University.

Erez Meltzer has served as a director since 2009 and served as the Chairman of our Board of Directors from 2011 to 2013. Mr. Meltzer is the Executive Chairman of Hadassah Medical Center and the Chairman of MIS Implants Technologies Ltd. Mr. Meltzer also serves as a director of Ericom Software Ltd. From 2008 to 2013, Mr. Meltzer served as the Chief Executive Officer of Gadot Chemical Tankers & Terminals Ltd. From 2006 to 2007, Mr. Meltzer served as the Chief Executive Officer of Africa Israel Group. From 2002 to 2006, Mr. Meltzer served as the President and Chief Executive Officer of Netafim Ltd. From 1999 to 2001, Mr. Meltzer served as the President and Chief Executive Officer of CreoScitex.  Mr. Meltzer served as a colonel in the Israeli Defense Forces – Armored Corps (reserve). Mr. Meltzer serves as the Chairman of the Lowenstein Hospital Friends Association since 1999 and is the honorary chairman of the Israeli Chapter of YPO (the Young Presidents Organization). Mr. Meltzer studied Economics and Business at the Hebrew University of Jerusalem and Boston University and is a graduate of the Advanced Management Program at Harvard Business School.

Each of the directors shall be entitled to: (i) director’s insurance, subject to shareholders’ approval of Item 2 herein, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on October 17, 2017; (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013; and (iv) monetary compensation as provided in the “Permanent Amount” criteria of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000. Each director is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service to the Company.

The Board of Directors recommends a vote FOR the election of each nominee for director named above to the Company’s Board of Directors, until the next annual general meeting of shareholders and until his or her successor has been duly elected and qualified, without modification of terms of office, except as may be amended subject to the approval of Items 2 and 4 herein.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the re-election of each of the nominees.

2.          APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

(Item 2 on the Proxy Card)

The Companies Law and our Articles of Association authorize us, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of our officers and directors, to cover liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Specifically, the purchase of insurance for directors is required to be approved by our Compensation Committee, Board of Directors and shareholders, in that order.

The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the company; (b) a breach of his or her duty of care committed intentionally or recklessly (as opposed to negligently); (c) an act or omission done with the intent to unlawfully realize personal gain; (d) a fine or monetary settlement imposed upon him or her; or (e) proceedings under Chapters H'3, H'4 or I'1 of the Israeli Securities Law, 5728-1968, as amended (other than legal expenses or for amounts payable to persons who suffered damages as a result of a violation thereof).

Our Compensation Committee and Board of Directors believe that it is in the best interests of the Company to provide directors and officers liability insurance coverage to enable the Company to attract and retain highly qualified directors and officers.

In June, 2018, our Compensation Committee and Board of Directors approved the entering into a directors’ and officers’ liability insurance policy (the “D&O Policy”) for the benefit of our directors and officers. The coverage for directors and officers under the D&O Policy, which have been in effect starting as of June 1, 2018 to June 7, 2019 (the “Insurance Period”) shall be up to US$ 10 million per claim, and in the aggregate, during the Insurance Period, with no deductible for directors and officers and a deductible of up to US$ 500,000 for the Company. The total premium cost of the policy amounts to US$ 130,000. A covered loss under the policy will be paid in accordance with the following order of priority: first, on behalf of officers and directors, for all loss that they shall be obligated to pay as a result of a claim made against them; thereafter, on our behalf, for all loss that an officer or director will be obligated to pay as a result of a claim made against them, to the extent that the Company is required or permitted by law to indemnify its officers and directors for such loss; and finally, on the Company’s behalf, for all loss that it was obligated to pay as a result of a claim made against it.

Generally, under the Companies Law, transactions of a company with its controlling shareholders (including an officer who is a controlling shareholder) are subject to the approval of the company’s shareholders by a special majority.

However, pursuant to the Israeli Companies Regulations (Relief for Transactions with Interested Parties), 5760-2000 (the “Regulations”), the approval of the shareholders of the Company is not required for transactions regarding the terms of insurance of (i) officers and directors who are controlling shareholders or are related thereto; or (ii) the Chief Executive Officer of the Company, provided that following conditions are met: (a) the terms of such insurance are equal or inferior to the terms of other officerholders in the Company; and (b) the engagement for the insurance is at market conditions and is not likely to have a material effect on the company’s profitability, assets or obligations. Such transactions are still to be approved by the Compensation Committee and Board of Directors, in that order. As a result, the proposed resolution refers to our officers and directors of the Company, excluding its controlling shareholder.

Pursuant to the Regulations, our Compensation Committee and our Board of Directros have approved the purchase of insurance for Mr. Yitzhak Nissan, our Chairman of the Board and our (indirectly) Controlling shareholder, on the same terms as the other officeholders in the Company, all subject to the shareholder approval of this Item 2.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

 “RESOLVED, to approve the D&O Policy as described in the Proxy Statement, including the order of payment, for the benefit of the directors and officers of the Company (excluding its controlling shareholder), currently serving and as may serve from time to time.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3.          COMPESATION OF CHIEF EXECUTIVE OFFICER

 (Item 3 on the Proxy Card)

In June 2018, the Company’s Board of Directors, following the Compensation Committee’s approval, named Mr. Eli Yaffe, age 63 (the “CEO”), to become the Company’s Chief Executive Officer, effective as of July 1, 2018 (the “Agreement”).  Mr. Yaffe succeeded Mr. Yitzhak Nissan who continues to serve as the Chairman of the Board of Directors of the Company.

Mr. Yaffe served as the president of Carmel Forge Ltd. (Aerospace). Prior to Carmel Forge, Mr. Yaffe led Urdan Industries Ltd (Defense). In previous roles, Mr. Yaffe served as VP of Business Development & Strategic Planning, responsible for strategy, M&A, and business development at Ormat Industries Ltd (Energy). Mr. Yaffe holds a B.Sc. from the Technion (with distinction), M.Sc. degrees in Mechanical Engineering for Bar Ilan University, and an MBA in Finance & Marketing from Tel Aviv University (with distinction).

Mr. Yaffe has executed an employment agreement with the Company, the terms of which, under the of the Companies Law, must be approved by the Company’s Compensation Committee, Board of Directors and shareholders. Therefore, the shareholders are requested to approve the engagement terms of Mr. Yaffe with the Company, as follows:

•
Term and Termination: the Agreement will be effective as of July 1, 2018 until terminated by either party thereto, at any time by providing ninety (90) days’ prior written notice to the other party. In case of Cause (as defined in the CEO’s employment agreement), his employment may be terminated without prior notice.

•
Compensation: The aggregate monthly salary payable under the Agreement for the first six (6) months of employment is NIS 65,000 (approximately US $17,800), and thereafter, shall be increased to NIS 70,000 (approximately US $19,200) (the “Salary”).

•	Severance Pay and Pension Arrangements: The Company shall contribute to the CEO manager’s insurance policy, subject to the percentages as follows:

o	8.33% of the Salary shall be contributed towards a severance pay component; and

o	7.5% of the Salary shall be contributed towards disability insurance.

•	The provisions of the Order published pursuant to Section 14 of the Severance Pay Law, 5723-1963, as amended and as shall be amended from time to time, shall apply to the CEO.

•
Vacation: Mr. Yaffe is entitled to up to twenty three (23) vacation days per year, plus an additional day the CEO may elect from certain Israeli holidays, on dates determined under Israeli regulations. The CEO may accumulate up to fifty five (55) unutilized vacation days.

•	Education Fund Contributions: The Company shall make monthly education fund contributions in an amount equal to 7.5% of the Salary. Mr. Yaffe shall bear any tax related to the education fund.

•	Sick Pay: The CEO is entitled to sick leave payment for thirty (30) sick days per year, which may accumulated up to ninety (90) days.

•
Reimbursement of Expenses and Travel Expenses: Subject to the terms of the Company’s reimbursement policy approved by the Audit Committee on May 15, 2016, the Company will reimburse the CEO for appropriately documented out-of-pocket expenses incurred in the performance of the his duties. The CEO shall also be reimbursed for travel expenses of flights of five (5) hours and longer, in business class.

•
Car: The Company shall pay for the lease for Mr. Yaffe of a car with a list price not to exceed NIS 250,000. The value of this benefit to the CEO shall not constitute an integral part of the Salary for any intent and purpose.

•
Options. Subject to the terms of the Eltek Ltd. 2018 Share Incentive Plan (the “ESOP”), approved by the Company’s Board of Directors on June 26, 2018, the CEO shall be granted options to purchase 60,857 ordinary shares of the Company, reflecting three percent (3%) of the Company’s issued and outstanding share capital, as of June, 2018 (the “Options”). The Options shall be subject to the ESOP and, to the extent possible, be granted pursuant to Section 102 of the Israeli Income Tax Ordinance, 5721-1961. The exercise price of the Options shall be US $4.17, an amount equal to the thirty (30) day average of the Company’s shares’ listing price on NASDAQ, prior to the date of approval of the CEO’s employment agreement by the Board of Directors, which may be paid by the CEO by way of a cashless  exercise mechanism. Twenty five percent (25%) of the Options shall vest on the first anniversary of the CEO’s employment, and the rest shall vest quarterly, on an equal basis, such that on the fourth (4th) anniversary of the CEO’s employment, all Options shall vest.

•	Performance Bonus:

o
In addition to the Salary, the CEO may earn an annual performance bonus, based on the Company’s profits, which will not exceed a six (6) months’ Salary paid during the relevant calendar year (the “Performance Bonus”), in accordance with the following parameters:

Company’s Profirts/Loss	Bonus Based on Revenues	Bonus Based on Profits
Loss of 1% of revenues	0	0
Loss of <1% of revenues - Profit of 1% of revenues	0.1%	0
Profit of >1% of revenues - Profit of 3% of revenues	0.1%	2.5% of all profits
Profit of >3% of revenues - Profit of 5% of revenues	0.1%	3.0% of all profits
Profit of >5% of revenues	0.1%	4.0% of all profits

o	The net amount of Performance Bonuses paid in error shall be returned to the Company, in the event such error was discovered within three (3) years of the grant of the Performance Bonus.

o	This Performance Bonus mechanism shall remain in effect for five (5) years as of the date of its approval by the Board of Directors.

•
Company’s Annual Bonus Plan: Furthermore, the CEO will be entitled to an annual bonus, equal to a two (2) months’ Salary, under the terms of the Company’s Annual Bonus Plan, approved by the Company’s Compensation Committee and the Board (the “Annual Bonus”). Subject to the Compensation Committee’s and Board of Directors approval, the Annual Bonus may be increased to a three months’ (3) Salary.

•	Permitted Activities: The CEO may be engaged, whether for consideration or for no consideration, as an external director in two (2) public companies.

•
Confidentiality and Non-compete: The CEO’s employment agreement contains provisions regarding confidentiality of Company information, ownership of inventions, as well as a twelve-month non-compete and non-solicitation undertaking of the CEO.

In addition, like all other directors and officers of the Company, Mr. Yaffe shall be entitled to: (i) director’s and officer’s insurance, subject to shareholders’ approval of Item 2 herein, to provide all directors and officers, including the external directors, with directors’ and officers’ insurance, as may be amended, pursuant to shareholder approval of Item 4 herein; (ii) an indemnification agreement, in the form approved by the Company’s shareholders on October 17, 2017; and (iii) an exculpation letter, in the form approved by the Company’s shareholders on October 17, 2013.

Pursuant to the terms of the Companies Law, our Compensation Committee and our Board of Directros have approved the terms described above.

Note, that in accordance with the Companies Law, the Compensation Committee and Board may in special circumstances approve the CEO’s compensation described herein, even if shareholders’ approval is not received.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the terms of the Mr. Yaffe’s engagment with the Company, as described in the Proxy Statement, be and are hereby approved.”

Vote Required

The approval of this Item 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

4.          AMENDED COMPENSATION POLICY

(Item 4 on the Proxy Card)

As required by the Companies Law, in January 2014, Eltek, as public company, adopted a compensation policy, setting forth the principles that govern the terms of office and employment of the “office holders” of a company, as defined in the Companies Law.  Under the terms of the Companies Law, any amendments to the Compensation Policy must be approved by the company’s shareholders. In December 2016, the shareholders approved a new compensation policy for the Company (the “Compensation Policy”). The shareholders are requested to approve the following amendments to the Compensation Policy, as follows:

•
Section 5.3.1, Discretionary Bonus: The Compensation Committee shall recommend granting the CEO the Discretionary Bonus, and the Board of Directors is required to approve such bonus, rather than recommendation by the Board of Directors and approval of the Compensation Committee; and

•	Section 10.2.3, Insurance: Increase the maximum annual insurance premiums that will be paid by the company for the insurance period for any particular year to US $200,000.

The brief overview of the amendments above is qualified in its entirety by reference to the full text of the proposed amended Compensation Policy, which is attached as Exhibit A hereto, in a form marked against the Compensation Policy (the “Amended Compensation Policy”).

            The Company’s Board of Directors, based on the recommendation of the Company’s Compensation Committee, has resolved to approve the Amended Compensation Policy.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

 “RESOLVED, to approve the Amended Compensation Policy, attached to this Proxy Statement as Exhibit A.”

Vote Required

The approval of this Item 4 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling Shareholders and who do not have a Personal Interest in the resolution that were voted against the election of the external director does not exceed two percent (2%) of the outstanding voting power in the Company.

5.          AMENDED PCB PURCHASE PROCEDURE

(Item 5 on the Proxy Card)

In October 2015, the Company entered into an PCB Purchase Procedure with Nistec. In 2017, the shareholders approved amendments to the terms of such procedure (the “Amended PCB Purchase Procedure”). In accordance with the provisions of the Companies Law, the Amended PCB Purchase Procedure must be for a term not exceeding three (3) years, and its renewal for an additional period of up to three (3) years, must be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the renewal of the Amended PCB Purchase Procedure.

The terms of the Amended PCB Purchase Procedure set forth a procedure, under which, Nistec may purchase PCBs from the Company solely, to provide assembled boards to its customers and not for re-sale. Nistec will ask the Company for a quote for a specific PCB, listing the required supply time and volume. Eltek’s quote will be based on its standard price list, and may be subject to a discount of up to ten percent (10%). The quote will include reference to increased prices to account for factors such as short lead time and quick turn around, and will set minimum order thresholds, all in accordance with Eltek’s standard price list. Alternatively, the Company may issue a quote based on a quote of a comparable independent PCB supplier with comparable technological capanilities, if such quote is provided by Nistec (the “Alternative Quote”). Eltek’s quote shall include all ancillary costs such as shipping and customs. The Company may issue a quote based on the Alternative Quote only if it reflects a gross margin of at least 65% (selling price less the cost of raw material). In the event that the Alternative Quote is made by a supplier that has already designed tooling for the specific circuits ordered by Nistec, the Company may absorb the tooling costs, if Nistec does not charge its clients for such costs, and in accordance with the Company’s customary terms and conditions for orders received from unrelated third-parties. The Company’s decision to absorb such tooling costs will be made by its Deputy Chief Executive Officer. In the event that the Company is asked to compensate Nistec for faulty PCBs, such compensation shall require the pre-approval of the Audit Committee of the Company. Mr. Nissan, our controlling shareholder, or any of his relatives, may not be involved in the process of issuing a quote by Eltek to Nistec or in any post sale discussions such as with respect to warranties or indemnification for faulty products. Should the order be for PCBs imported by the Company, the quate shall reflect the actual price of such PCBs, plus a mark-up of at least twenty percent (20%). In the event the order be for PCBs from excess inventory of an original order, the quote shall reflect the standard price of such PCBs, with a discount of up to fifty percent (50%) of the price actally paid for such PCBs in the original order (the “Excess Inventory Discount”). The Excess Inventory Discount shall apply only to orders from excess inventory of the first original order of a spesific PCB (i.e., should a second order of a specific PCB generate any excess inventory, and Nistec would like to purchase such PCBs manufactured in excess, the Excess Inventory Discount shall not be applied to such purchase).

The Company’s Audit Committee approved the Amended PCB Purchase Procedure with Nistec, and it shall annually review the Company’s compliance with the procedures and guidelines.

The Board has approved the procedure, and has determined that the engagement terms, procedures and restrictions of the Amended PCB Purchase Procedure with Nistec were established in good faith and are similar to those employed in transactions with third parties. Further, it approved that the 10% discount of the list price and the 20% mark-up are reasonable, and that the sales under this procedure will not limit Eltek’s ability to sell to third parties. The Board also determined that the execution of the Amended PCB Purchase Procedure is not considered a prohibited distribution according to the Companies Law.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED, to approve the extension, for three (3) additional years, of the Amended PCB Purchase Procedure with Nistec Ltd., as described in the Proxy Statement.”

Vote Required

The approval of this Item 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two (2%) percent of the outstanding voting power in the company.

6.          SOLDERING, ASSEMBLY AND DESIGN SERVICES PROCEDURE

(Item 6 on the Proxy Card)

In October 2015, pursuant to shareholder approval, the Company entered into a Soldering and Assembly Services Procedure with its controlling shareholder, Nistec Ltd. In accordance with the provisions of the Companies Law, in 2017, the Company’s shareolders approved an amendment to the Soldering and Assembly Services Procedure, amongst others, to include design services (the “Amended Soldering, Assembly and Design Services Procedure”).

Under the terms of the Amended Soldering, Assembly and Design Services Procedure, in the event that the Company requires soldering services and/or Purchasing Services, it may request Nistec to provide it with a quote for such services. “Purchasing Services” shall mean ordering soldering materials or components on behalf of Eltek by Nistec. Nistec’s pricing for its soldering services will be its standard price list (the “Price List”), less a five percent (5%) discount. Nistec may charge for Purchasing Services in accordance with the actual costs of the orders, plus a fourteen and a quarter (14.25%) commission, which reflects a five percent (5%) discount, as compared to the commission charged to third parties by Nistec for similar services. Prices of services not included in the Price List will be negotiated by the parties in good faith (without participation of Mr. Nissan, our controlling shareholder and CEO, or any of his relatives). Nistec standard procedures govern manufacturer warranties and restrictions regarding defective assembled products.

In addition to requesting Nistec to provide the Company with a quote for soldering and assembly services, in the event that the Company requires design and/or design services for production of PCB’s, it may ask Nistec to provide it with a quote for such services. Nistec may charge for design and/or design services in accordance its standard price list for such services, less a five percent (5%) discount.

The Company’s purchases of services under the Amended Soldering, Assembly and Design Services Procedure may not exceed NIS 300,000 per annum.

The Soldering, Assembly and Design Services must be for a term not exceeding three (3) years, and its renewal for an additional period not exceeding three (3) years, must also be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the extension of the Soldering, Assembly and Design Services Procedure.

The Company’s Audit Committee approved the Soldering, Assembly and Design Services Procedure with Nistec, and it shall annually review the Company’s compliance with the procedures and guidelines.

The Board has approved the procedure, and has determined that the engagement terms, procedures and restrictions of the Soldering, Assembly and Design Services Procedure with Nistec are similar to those employed in transactions with third parties. Soldering, Assembly and Design Services are not material to the Company’s business, therefore operationally and due to the fact that the PCB’s will not exposed to third parties, are favorable to the Company. In addtiion, the Board has determined that the price differences between Nistec and other suppliers are not significant, nor is it beneficial for the Company to source separate quotes for each soldering, assembly and design services. The Board also determined that the execution of the Soldering, Assembly and Design Services Procedure is not considered a prohibited distribution according to the Companies Law.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED, to approve the extension, for three (3) years, as described in the Proxy Statement, of the Soldering, Assembly and Design Services Procedure with Nistec Ltd.”

Vote Required

The approval of this Item 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

7.          SHARING EXPENSES WITH NISTEC LTD.

(Item 7 on the Proxy Card)

As part of the Nistec Group, in 2015, the Company has identified certain third party transactions where cooperation with Nistec could result in benefits derived from economy of scale. In particular, welfare activities for employees, marketing services and insurance. In 2015, the Company’s shareholders approved the general framework, terms, procedures and restrictions under which Company may jointly bear certain costs with Nistec. Under such terms, in all cases, the services will be purchased from third parties that are unrelated to Nistec or its controlling shareholder. Such activities shall include:

•
Employees Social Activities: the Company may purchase social activities for the benefit of its employees together with Nistec. The cost of such activities will be divided between the Company and Nistec in accordance with the ratio of the number of Company's employees and Nistec employees to whom the applicable activity was directed, regardless of actual participation.

•
Marketing Activities: the Company may purchase services together with Nistec. Marketing costs will be divided between the Company and Nistec as follows: (i) to the extent the portion of the marketing material applicable to the Company can be quantified, costs will be divided accordingly; (ii) in the event that such costs cannot be quantified, each of Nistec and the Company will bear 50% of the marketing costs.

•
Insurance Expenditures: the Company may share with Nistec in the costs of insurance consulting and insurance premiums in the event the Company determines that a joint insurance policy with Nistec reduces the Company’s costs as compared to purchasing insurance separately. Insurance expenditures will be divided between the Company and Nistec as follows: (i) insurance consulting services costs will be divided in proportion to the insurance premiums paid by the Company and Nistec in the preceding year; (ii) the joint insurance premiums will be divided in proportions indicated by the insurer for each of the Company and Nistec, had they purchased the insurance separately. The Company will solicit updated insurance proposals at least bi-annually. The decision to enter into such a joint insurance policy with Nistec will be subject to the approval of the Audit Committee and the Board of Directors of the Company.

The Board of Directors of the Company has determined that the total expenses of the Company related to employees’ social activities, marketing activities and insurance, or in each type of the aforementioned activities in the aggregate, and the costs to the Company arising from a single transaction in connection therewith will not exceed 1% of Eltek’s expenses (excluding expenses for the purchase of raw materials) in the year preceding the engagement. These procedures will be effective for three (3) years following their approval by the shareholders of the Company.

This procedure for sharing expenses with Nistec must be for a term not exceeding three (3) years, and its renewal for an additional period not exceeding three (3) years, must also be approved by the Company’s shareholders. Therefore, the shareholders are requested to approve the extension of the terms for sharing expenses with Nistec, as described above.

The Company’s Audit Committee approved the terms and conditions for sharing expenses with Nistec, as described herein, and it will annually review the Company’s compliance with the aforementioned internal procedures.

The Board has determined that the aforementioned general engagement terms, procedures and restrictions for the entry of the Company into joint expenses with Nistec allow the Company to reduce its expenses, and take advantage of purchasing services for a larger group. The terms of the procedure ensure that Eltek’s costs are appropriate and reasonable. The Board also determined that the execution of the aforementioned general engagement terms, procedures and restrictions for the entry of the Company into joint expenses with Nistec is not considered a prohibited distribution according to the Companies Law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

 “RESOLVED, to approve extension, for three (3) years, of the general framework, terms, procedures and restrictions under which Company shall jointly bear with Nistec Ltd. certain expenses related to employee’s welfare activities, marketing activities, or insurance with third party suppliers, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 7 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

8.          EXTENSION TO THE EXCULPATION LETTER GRANTED TO MR. YITZHAK NISSAN

(Item 8 on the Proxy Card)

At the October 2013 Annual and Special General Meeting of Shareholders, the shareholders of the Company approved the Company’s undertaking, to exculpate, in advance, the Company’s directors and officers from liability for damages caused as a result of a breach of such director’s or officer’s duty of care towards the Company (the “Exculpation Letters”). Under the Exculpation Letters, the Company, subject to limitations prescribed by applicable law, exempts such director or officer to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of such director or officer duty of care towards the Company, resulting from an action taken by such director or officer in good faith in his/her capacity as director or officer, as applicable.

In accordance with the provisions of the Companies Law, an Exculpation Letter with Mr. Nissan, as the Company’s Controlling shareholder, can be in force and effect for a maximum term of three (3) years. Therefore, the shareholders are hereby requested to ratify and approve the extension of the exculpation letter for additional three (3) year period, ending on December 31, 2019.

The Company’s Compensation Committee and Board of Directors have resolved to approve the extension and amendment of the Management Agreement.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

 “RESOLVED, to ratify and approve extension, for three (3) years, ending on December 31, 2019, of the explosion letter to Mr. Nissan, as set forth in this Proxy Statement.”

Vote Required

The approval of this Item 8 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposal; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution that were voted against this resolution does not exceed two percent (2%) of the outstanding voting power in the company.

9.          REAPPOINTMENT OF INDEPENDENT AUDITORS

(Item 9 on the Proxy Card)

The Board of Directors recommends that the shareholders reappoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited, as the independent auditors of the Company for the year ending December 31, 2018, and for such additional period, until the next annual general meeting of shareholders.

The following table sets forth, for each of the years indicated, the fees paid to our independent registered public accountants. Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have served as our principal independent registered public accounting firm since October 2014. Somekh Chaikin, a member firm of KPMG International, served as our independent registered public accounting firm prior to the appointment of Kost Forer Gabbay & Kasierer.

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Amount	Percentage	Amount	Percentage
Audit Fees (1)	$82,000	83%	$74,500	84%
Tax Fees (2)	$3,000	3%	$3,000	3%
All other fees(3)	$13,300	14%	$11,300	13%
Total	$98,800	100%	$88,800	100%

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with statutory or regulatory filings.

(2)	Tax fees relate to services performed regarding tax compliance.
(3)	Other fees are fees for professional services other than audit or tax related fees.
(4)	All of such fees were pre-approved by our Audit Committee.

Audit Committee’s pre-approval policies and procedures:

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent auditors. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the Audit Committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our Audit Committee. If needed, the Audit Committee’s Chairman may pre-approve services up to a limit of $10,000, in anticipation of approval of the Audit Committee, at the first meeting following the Chairman’s approval. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the U.S. Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the registered public accountants.

At the Meeting, the Board of Directors propose that the following resolution be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global Limited be, and they hereby are, reappointed as independent auditors of the Company for the fiscal year ending December 31, 2018 and for such additional period until the next Annual General Meeting of shareholders and the Board of Directors is authorized to approve their compensation.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017 will be presented for review. On April 30, 2018, the Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov, as well as on the Company’s website: www.nisteceltek.com. These financial statements are not a part of this Proxy Statement. This item does not involve a vote of the shareholders.

XII.          OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors, Yitzhak Nissan Chairman of the Board of Directors

July 26, 2018

Exhibit A
Amended Compensation Policy

Eltek Ltd.

Directors and Officers Compensation Policy

The meaning of the definitions and terms in the Compensation Policy will be as set down in the Companies Law 5759-1999 (the "Companies Law”), unless otherwise defined in the framework of the Compensation Policy.

Chapter 1: General Background

1.	General background

1.1.
The following document presents Eltek Ltd.’s (the “Company” ) Compensation Policy regarding the Company’s Officers (the “Compensation Policy”) as determined by the Compensation Committee and the Company’s Board of Directors (“BOD”).

1.2.
The Compensation Policy is intended to increase the transparency of the Company’s activities regarding all aspects of its Officers’ compensation and to enhance the shareholders' ability to express their opinion and influence the Compensation Policy.

1.3.
The principles of the Compensation Policy were formulated following internal discussions held by the Compensation Committee and the BOD, which considered, among other things, the changes in the provisions of the law since the adoption of the previous Compensation Policy; the experience and the lessons accumulated in the company during the period of the implementation of the previous compensation policy; and the changes in the company and its needs. The policy’s principles are designed for determining reasonable, appropriate and fair compensation for the Company’s Officers, that will ensure that the Officers’ compensation will be compatible with the good of the company and its long-term and short-term organizational strategy, considering the Company’s risk management policy while increasing the Officers’ sense of solidarity with the company and its activities, increasing their satisfaction and motivation and enabling the company to both retain its high quality Officers for the long term and to hire new good quality officers.

1.4.	The considerations taken into account during the setting of the Compensation Policy principles:

a.	Promoting the Company’s goals, work plan and long-term policies.

b.	Creating appropriate incentives for the Company’s Officers while keeping in mind the Company’s risk management.

c.	The size of the Company and the nature of its activities.

d.
With regard to variable components of the Officers terms of service and employment - the Officer’s contribution to achieving the Company’s goals and maximizing profits; all with a long-term view and considering the position of each Officer.

1.5.	Objectives of the Compensation Policy

a.	Encouraging the maximization of the Company’s profits via compensation incentives.

b.	Maximizing the Company’s performance without the Company’s Officers taking unreasonable risks.

c.	Supporting the implementation of the Company’s business strategy.

d.	Promoting the alignment of the Officers’ interests with those of the Company’s shareholders.

e.	Increasing the Company’s ability to recruit and retain Officers who can lead the Company and meet the market’s challenges.

f.	Creating a balance between the various types of compensation components.

1.6.	Measures for setting the Compensation Policy

The Company’s compensation policy is based among other things, on the following measures:

a.	Each Officer’s education, skills, expertise and achievements.

b.	The positions, areas of responsibility and previous wage agreements signed with the Officers.

c.	The relationship between the fixed compensation components and the variable compensation components.

d.
An examination of the average terms of service and employment for the Officers in accordance with the Compensation Policy relative to the average and mean wage conditions of the Company’s employees and contract workers, and the influence of the gaps between these conditions on the labor relations at the Company.

1.7.	The Compensation Policy determination and approval process

The Company’s BOD approved the Company’s Compensation Policy on 15 November, 2016, following the adoption of the recommendations of the Company' Compensation Committee concerning the Compensation Policy. The Compensation Policy is subject to the approval of the General Assembly of the Company’s shareholders, in accordance with the provisions of section 267A(b) of the Companies Law. The above notwithstanding, the Company’s BOD may even set the Company’s Compensation Policy in the absence of the approval of the said General Assembly, in accordance with the provisions of section 267A(c) of the Companies Law.

1.8.	Applicability

a.
The Compensation Policy will be valid for a period of three years, effective from 1 January, 2017, following the approval of all the required organizations, in accordance with the provisions of section 267A of the Companies Law (the “applicability date”).

b.	The Compensation Policy will apply to the Company’s Officers in accordance with the definition of the term “officers” in the Companies Law.

c.
Accordingly, this Compensation Policy is intended to set the compensation terms of the Officers serving in the Company as of the applicability date, and as such as will be from time to time, including:

a)	Members of the BOD;

b)	The CEO

c)	The deputy CEO, vice presidents (chief officers) and/or other Company Officers (collectively the “Company’s Officers” or the “Officers”)

1.9.
The Compensation Policy, its principles and parameters shall not be construed as establishing any right for Company Officers and/or any other third party with respect to the Company. The Company Officers’ rights with respect to the Company will be determined and defined only in accordance with the provisions of the law, the employment agreements, the compensation plans and other agreements that will be signed, as such will be signed, with the Company Officers.

Chapter 2 – The Compensation Components

2.	The components of the Company’s Compensation Policy

2.1.
The Compensation Policy for the Officers is composed of several components that combined to form an overall compensation appropriate for the Officers, in accordance with their duties and their contributions to the Company.

2.2.	The Compensation Policy includes the following components:

a.
Base Salary – this component consists of a monthly salary (in gross terms) or fixed monthly management fees, which correlates to the Officer’s education, skills, expertise, professional experience and takes into consideration his achievements, jobs, areas of responsibility and previous wage agreements.

b.
Social and Fringe Benefits – including pension savings, severance pay, disability insurance, vacation, sick leave, recreation pay, continuing education savings, reimbursement of expenses, use of a company car, mobile phone, etc.

c.	Variable Rewards in cash (Bonus) – designed as in incentive for Officers to promote and achieve the Company’s goals in the medium and long term.

d.
Equity-Based Compensation – designed to create a link between actions that lead to maximizing the value of the Company’s shares over time and the reward given to the Officers for this maximizing, such that the link aligns the Officers’ interests with the interests of the Company’s shareholders and contributes to the Officers’ motivation and the Company’s ability to retain quality Officers.

e.
End of service terms – designed to arrange the terms at the end of the Officers’ service at the Company, including in order to anchor the rights and obligations of the Company and the Officers toward one another.

f.
Provisions to protect Officers – include exemption, indemnification and responsibility insurance for Officers, and are designed to enable the Company to retain and recruit Officers suitable for serving in the Company, in light of the Officers’ personal exposure to the consequences of actions undertaken in the framework of their jobs at the Company.

2.3.
Unless otherwise noted, the parameters for the fixed components[1] in the compensation relate to an Officer employed in a fulltime position. If the relevant Officer is not a salaried employee and/or is not employed fulltime, the requisite adjustments must be made.[2] Thus for example, if an Officer is an independent contractor who provides the Company with services and is paid based on a tax receipt, the requisite adjustments will be made such that the cost to the Company will not be higher than the cost if the worker were a salaried employee.

2.4.
The following policy rules concerning each of the Officers’ compensation components set an upper or lower limit in certain instance, for the compensation component, based on certain criteria. It is important to note that the Company is not obligated to grant the Officer all the components detailed in this Compensation Policy and is not obligated to grant the maximum or minimum rate set for each of the components, as relevant.

2.5.
The Compensation rules do not relate to various benefits whose value is not significant and which the Company grants to its workers. These benefits include: parking, newspaper subscriptions, Internet access, clothing, holiday gifts, etc., and the Company will not be restricted in this regard.

3.	Base Salary[3]

3.1.	Directors’ compensation

The Company’s serving Directors, who are not employed by the Company and do not receive a salary as employees will be eligible for annual compensation, compensation for participating in board meetings (including in decisions in writing or via telephone) and reimbursement of expenses, all in accordance with the provisions of the Companies Law Regulations (Rules Regarding Compensation and Expenses for External Directors), 5760-2000, and as such will be amended from time to time (“Compensation Laws”). The sum of the compensation, in accordance with the Compensation Laws, will be in keeping with the level of the Company’s equity (whatever this will be from time to time).

___________________________

1           The fixed components in the Compensation Policy refer to the Base Salary and to the Social and Fringe Benefits.
2           The above notwithstanding, the value of car use, mobile phone use and the advance notice period to which the Officer is eligible will not be adjusted to the actual scope of the Officer’s position.
3           The base salary is in terms of gross salary and does not include social and fringe benefits

3.2.	Maximum monthly base salary

Officer	Maximum monthly base salary (gross) in NIS	Scope of position[4]
Active Chairman of the Board[5]	100,000	100%
CEO	75,000	100%
Deputy CEO, vice presidents and other Officers[6]	55,000	100%

3.3.	Linkage to the index

The ceiling of the base salary will be linked to the increase in the cost-of-living index that is published every month by the Central Bureau of Statistics.7

3.4.	Comparison to the market - benchmark

In order to set the base salary when a new Officer is hired for the Company (“a new Officer”), or upon the approval of new terms of service and/or employment for an existing Officer, the Company’s BOD will, if necessary and in accordance with the BOD’s discretion, refer to the existing salary structure at the Company and, if the BOD considers it appropriate, to a survey of comparative data on the accepted salary for similar positions (as much as possible) (“salary survey”).

If the BOD decides to conduct a salary survey, the characteristics of the companies in the salary survey for the purpose of conducting the said comparison will be: a) technology companies, with a preference for those involved in the electronics industry; or b) public companies with a market value similar to that of the Company; or c) companies with revenues similar to those of the Company (severally and separately: the “sample companies”). In the event that the sample companies do not have a position identical to that of the Officer, the Company may conduct the comparative data survey of the employment terms of officers with similar seniority and/or a similar position (as much as possible) among other public companies (whose characteristics are not necessarily consistent with a), b) and c) above in this paragraph).

3.5.	Updating the base salary

From time to tome the Company’s Compensation Committee and BOD may update the base salary paid to an Officer of the Company, in accordance with the parameters set by this Compensation Policy, including in consideration of his education, skills, expertise and professional experience, as well as the Officer’s achievements, his position, areas of responsibility and previous wage agreements that have been signed with him.

___________________________

[4]	If the Officer is employed less than fulltime, the ceiling for the monthly salary will be adjusted in accordance with the actual scope of the position.
[5]
An active chairman of the board is a chairman of the board who proves services to the Company that are supplementary to the services he grants the Company in his capacity as a member of the Company’s BOD (including his position as chairman of the board).

[6]	Officers, if and inasmuch as these will be in the future, who are not chairman of the board, CEO, deputy CEO or vice president (“other officers”).
[7]
The base index for calculating the linkage of the compensation elements in accordance with this Compensation Policy will be the index published at the time of the approval of the Compensation Policy by the Company’s BOD.

3.6.	The Company’s Officers (apart from the Directors who are not employed by the Company in additional positions) will be eligible for social and fringe benefits as detailed in section 4, below.

4.	Social and fringe benefits

4.1.	Pension contributions

The Company will contribute each month to a life insurance and long-term disability insurance plan, a pension fund or a provident pension fund, or to a combined life insurance, disability and provident pension fund (the “plan”), in accordance with the relevant Officer’s choice, and will undertake the contributions to the compensation, severance pay and disability funds in accordance with the plan chosen, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The contributions will be subject to Section 14 of the Severance Pay Act. The basis for the contributions will be up to 100% of the base salary.

4.2.	Contributions to continuing education funds

To the extent that the Officer’s terms of employment include contributions to a continuing education fund, the Company will undertake the contributions to the continuing education fund, in accordance with the Officer’s choice, in compliance with the law and considering the custom in the market sector of the Company’s operations and the Company’s policy in this matter. The basis for the contributions to a continuing education fund may be the full base salary.

4.3.	Sick leave and sick pay

The Company’s Officers will be eligible for full pay for sick days starting from the first day.

4.4.	Recreation pay

The Company’s Officers will be eligible for recreation pay at the maximum rate, in accordance with the law.

4.5.	Annual vacation

a.
Each of the Company’s Officers will be eligible for annual vacation[8] amounting to no less than the minimum number of days established by the Annual Vacation Law 5711-1951 (the “Annual Vacation Law”) and the extension order for the metals, electricity and electronics industry and will not exceed the total maximum days specified in the table below for each work-year, as defined in the  Annual Vacation Law, in the year he serves in his position:

Officer	Maximum total number of days* (in terms of work days)
Active Chairman of the Board, CEO	24
Deputy CEO, vice presidents and other Officers	24

* Including the right to be absent for “optional days”

b.	If the Officer does not serve in his position for a full work-year, the maximum number of vacation days for which he is eligible (in terms of work days) will be adjusted in accordance with the law.

c.	An Officer at the Company may accrue vacation days that he is not obligated to use under the Annual Vacation Law up to the limit set by the law (the “cumulative ceiling”).

___________________________

8  Vacation days are calculated based on a 5-day work week.

d.
Throughout the duration of the Officer’s service and subject to the Company’s approval or to the provisions of the Officer’s employment agreement and subject to the law, the Officer may redeem the vacation days that he has accrued.

e.	Upon the completion of his service at the Company, an Officer may redeem the vacation days he has accrued.

4.6.	Company car

The Company may provide a car for the personal use of an Officer and cover the costs of the use and maintenance of the car. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax. The type of car provided to an Officer will be in keeping with his position, as follows:

Officer	Car price ceiling (NIS9)
Active Chairman of the Board	Up to NIS 300,000
CEO	Up to NIS 250,000
Deputy CEO, vice presidents and other Officers	Up to NIS 180,000

4.7.	Mobile phone

The Company may provide Officers, excluding Directors, with a mobile phone and bear all the accompanying costs. The Company will not gross up the value of this benefit and the Officer will bear the cost of the income tax.

4.8.	Reimbursement of expenses

a.
An Officer at the Company is eligible for the reimbursement of the customary and accepted types of expenses in the Company’s business sphere, including the cost of hosting guests in Israel and abroad, travel and parking expenses, etc. that are reasonable in the relevant circumstances, considering the Officer’s position, the scope of each expense and its necessity, and the provisions of the Company’s reimbursement of expenses procedures (including obtaining approval in advance, if required); subject to the said expenses being incurred in the framework of the Officer’s fulfilling his duties in connection with the Company’s operations and for the purpose of promoting its interests.

b.
In accordance with the Company’s petty cash procedure and reimbursement of expenses procedure, every Officer is obligated to submit original receipts to the Company’s accountant in order to receive reimbursement for expenses incurred on the job.

4.9.
If the Officer provides services to the Company as an independent contractor, or via a management company he controls, the BOD has the authority to grant the Officer the fringe benefits detailed in clauses 4.3-4.8 above (as relevant in each case), which will be added to the management fees.

5.	Bonuses

5.1.
The Company may grant the Officers bonuses based on financial results or based on other measurable parameters, as well as other bonuses in accordance with the Company’s discretion (and subject to the provisions of the law and the obtaining of the requisite approvals). Such bonuses will be in accordance with the Company’s bonuses policy, which reflects the Company’s risk management policy and whose objectives are: to promote the improvement of the Company’s business conduct and profitability; to achieve the Company’s long-term goals; to increase the Officers’ satisfaction and motivation; to increase each Officer’s contribution to achieving the Company’s goals and maximizing its profits, all with a long-term view and considering the Officer’s position; and the correlation of some of the Company’s compensation costs to its financial performance.

___________________________

9  The car price ceiling will be linked to the Cost of Living Index.

5.2.	Annual Bonus Plan

a.	Each year, after receiving a recommendation from the Compensation Committee, the BOD may approve an Annual Bonus Plan for the Company’s Officers (the “Annual Bonus Plan”);

b.
Each year the Annual Bonus Plan will set the target bonus for the Officers. The target bonus for each Officer will be in terms of a ratio of the Company’s anticipated profits (if such are anticipated) before taxes (and before the distribution of bonuses), as approved in the Company’s annual (consolidated) budget for that year, as follows:

Officer	Target bonus (ratio of the pre-tax consolidated profit)
Active Chairman of the Board, CEO	Up to 2% of the profit
Deputy CEO, vice presidents and other Officers	Up to 1% of the profit

c.
The Annual Bonus Plan will be based on a combination of three elements, as follows: (a) Company Performance Measure – which will be based on the Company’s actual profits before taxes (and before the distribution of bonuses), in accordance with the Company’s consolidated annual financial statement for that year (the “Company Performance Measure”); (b) Individual Performance Measure of the relevant Officer (“Individual Performance Measure”); (c) Discretionary bonus.[10]

d.	The ratio of each element in the target bonus will be as follows:

Element	Ratio of target bonus
Company Performance Measure	50-100%
Individual Performance Measure	0-50%
Discretionary bonus	0-20%

e.
The threshold condition for eligibility for a bonus under the Annual Bonus Plan (the “Annual Bonus”) will include at least two of the following threshold conditions: (a) minimum sales from solo manufacturing (“minimum sales”); and (b) minimum (consolidated) pre-tax profits (“minimum profits”).

f.	Each year the Company’s BOD will set the following in advance, after receiving the Compensation Committee’s recommendations:

a)	The target bonus for each Officer (as a ratio of the pre-tax profits approved in the Company’s budget for that year, and no more than the ratio in clause 5.2.b, above);

b)	The minimum sales and minimum profits for the purpose of setting the threshold conditions for that year;

c)	The Individual Performance Measure and the ratio of the Individual Performance Measure for each Officer;

d)	The ratio of the Discretionary Bonus for each Officer;

___________________________

10  Relative to the CEO (who is not a controlling shareholder) – the discretion will be in the hands of the BOD.

g.	The date of the Annual Bonus will be shortly after the approval of the Company’s Consolidated Financial Statements for the end of the calendar year for which the bonus is being granted.

h.	The Bonus Ceiling

a)	Under no circumstances will the sum of the Annual Bonus paid to all the Company’s Officers, in accordance with the Annual Bonus Plan exceed NIS 1,500,000 in a single calendar year.

b)	The annual ceiling for the annual bonus for each of the Officers (the “Bonus Ceiling”) will be NIS 300,000.

c)	Any results-based bonus balance beyond the Bonus Ceiling will be erased and will not entitle the Officer to any future rights.

i.	Eligibility for a results-based bonus for partial employment period

a)
If any of the Officers ceases to serve in his position before the end of the calendar year, the ratio of the Officer’s eligibility for the Annual Bonus will be adjusted for the number of months in which he served as an Officer in the Company, relative to a full calendar year (“Partial Annual Bonus”). Note: The ceiling for the Partial Annual Bonus will likewise be adjusted (linearly, based on the number of full months).

b)	The payment of the Partial Annual Bonus will be made only after the approval of the Company’s Consolidated Financial Statements for the calendar year for which the Annual Bonus is being granted.

c)
All of the above notwithstanding, if the Officer ceases to serve in his position for reasons that render him ineligible for severance pay – he will lose his eligibility for a Partial Annual Bonus and any sum not yet paid to him in respect of the bonus will be forfeited by the Company.

5.3.	Discretionary Bonus

a.
Once a year the Company may grant the CEO a bonus that will not exceed the sum of three (3) monthly salaries, in gross terms, based on a recommendation by the ~~Company’s BOD~~ Compensation Committee, which will relate, inter alia, to criteria that are not financial and are not measurable; to the Officer’s long-term contribution and his performance in the year for which the bonus is being granted, and subject to the approval of the ~~Compensation Committee~~ Company’s BOD.[11]

b.	The CEO will be eligible for a Discretionary Bonus only if he has served in this position for at least two (2) full quarters in the calendar year for which the bonus is being granted.

c.	The payment of the Discretionary Bonus only after the approval of the Company’s periodic report for the end of the calendar year for which the Discretionary Bonus is being granted.

d.
If the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the CEO will not exceed the results-based Bonus Ceiling set for Officers in clause 5.2.h(b), above.

5.4.	Bonuses for Officers subordinate to the CEO

a.
Without detracting from the Company’s right to grant results-based bonuses, as detailed in section 5.2 above, note that, subject to obtaining approval from the Compensation Committee and the BOD, the Company will have the right to grant bonuses of any type to Officers subordinate to the CEO, including financial results-based bonuses (including such as are not in accordance with the provisions of section 5.2 above); bonuses based on other measurable parameters; and other bonuses in accordance with the Company’s discretion that are not based on measurable criteria, up to the Bonus Ceiling set in clause 5.2h(b), above.

b.	These bonuses will be granted to the Officers subordinate to the CEO based on the considerations specified in this Compensation Policy above.

c.
If an Officer subordinate to the CEO received an Annual Bonus and a Discretionary Bonus in a single calendar year, the sum of the Discretionary Bonus will be adjusted such that the combined total of the two grants paid to the Officer will not exceed the results-based Bonus Ceiling set for Officers in clause 5.2h(b), above.

5.5.	Recovery of sums paid in error

Officers will sign a commitment according to which if it turns out that one of them received an overpay of any of the grants detailed above or received a results-based bonus based on data that turn out to be erroneous and were presented anew in the Company’s audited financial statement (the “surplus amount”), the Officer will return the surplus amount, on the condition that the error is discovered within three (3) years from the date the Officer received the bonus. The manner in which the surplus amount will be returned to the Company, including payment in installments, the dates of such installments, linkage, etc. will be determined by the Company’s Compensation Committee and BOD.

5.6.	BOD discretion in reducing a bonus

The Company’s BOD will have the right to reduce any of the bonuses for which an Officer is eligible, subsequent to a substantial deterioration in the Company’s financial situation or subsequent to substantive dissatisfaction with the functioning of the relevant Officer who is eligible for any of the said bonuses, up to a ratio of 25% of the bonus.

5.7.	Officers will not be eligible for any social benefits in respect of any bonus they receive.

6.	Equity Based Compensation

6.1.
The Company may grant Directors and Officers serving at the Company compensation based on securities in order to promote improvement in commercial processes and the Company’s long-term profitability, to increase the Officers’ sense of solidarity with the Company and with its operations, in increase the Officers’ satisfaction and motivation and retain the high quality Officers at the Company in the long term.

6.2.
Accordingly, the Company can offer Officers to participate in a plan for the allocation of options for shares in the Company (the “Options Plan” and the “Equity Grant”), considering, among other things, their education, skills, expertise, professional experience, positions and areas of responsibility of each of the said Officers. The Options Plan will be defined and implemented such that it will comply, as much as possible, with the provisions of Section 102 of the Income Tax Ordinance (New Version) 5721-1961 (as much as possible and subject to the Company’s discretion, in the capital gains track).

6.3.
The ratio of the Equity Grant that can be held by all the Officers in the Company at any given time will not exceed 10% of the Company’s share capital that has been issued and redeemed, after full dilution.

6.4.	The Options Plan will include the following terms

a.
The vesting period for the Equity Grant will be spread over at least three years, in keeping with a division into tranches: The first tranche of the Equity Grant will vest and be exercisable after at least 12 months from the date of its granting, and the final tranche of the Equity Grant will vest and be exercisable after at least 36 months from the date of its granting.

b.
The exercise price of the options will be set in accordance with the decision of the Compensation Committee and the Company’s BOD. Note: no exercise prices will be set “in the money” nor will there be exercise prices that reflect a discount relative to the share price close to the date of the granting of the options.

c.	The Options Plan may allow for the exercising of the options on the basis of the benefit element (cashless exercise)

d.
The Company may include mechanisms in the Options Plan, including commonly accepted adjustments in the event of the distribution of benefit shares, a rights issue, the disbursement of dividends, changes in the Company’s capital, structural changes in the Company, etc.

e.	The value of the options benefit on the date of their granting for each year of vesting will not exceed 30% of the relevant Officer’s annual base salary (as defined in clause 2.2, above).

f.	Ceiling on the value of the exercising of the options

Following consideration of this matter, the Company’s Compensation Committee and BOD have decided not to set a ceiling on the value for the exercising of the options, since the Company believes that the said ceiling does not serve the Company’s objectives and does not enable the Company to maximize the advantages inherent in the use of the shares-based equity compensation tool, among other things, as a means to incentivize Company Officers to maximize the Company’s profits and the value of its shares, by strengthening the alignment of the Officers’ interests and those of the shareholders, with a view to the long term.

g.
The Company may include “acceleration mechanisms” in the Options Plan, that will facilitate the immediate eligibility to exercise the options, in the event of (1) a change in the control of the Company; (2) a merger, acquisition, reorganization of the Company with or into another company, when the Company is not the surviving company; (3) the sale of all or a significant part of the Company’s property or shares, apart from in the framework of a public offer. In addition, the Company’s BOD may include “partial acceleration” in the Options Plan, for special circumstances, when an officer who is not a controlling shareholder is dismissed, apart from when the dismissal is based on grounds that disqualify the said Officer from being eligible for severance pay. In the event that the Company does not include such mechanisms, and an Officer ceased serving the Company before the expiration of the options allocated to him, all the options that have not yet been exercised will expire will not acquire the Officer any rights.

7.	Arrangements for the completion of service

7.1.	Advance Notice

The Company’s Officers, apart from Directors, will be entitled to Advance Notice prior to the termination of their employment at the Company (“Advance Notice Period”). The Advance Notice Period will not exceed the number of months specified below:

Officer	Maximum advance notice period
Active Chairman of the Board, CEO	Up to 3 months
other Officers	Up to 3 months

During the Advance Notice Period the Officer will be required to continue to fulfill his duties, unless the Company’s BOD (with respect to the Chairman of the Board or CEO) or the Company’s CEO (with respect to an Officer who is not a Director or CEO) decides to release him from that obligation, and he will be entitled to the rest of the terms of his service and employment without any changes.

8.	Ratio of fixed elements to variable elements

The ratio between the annual cost of the fixed elements and the annual cost of the variable elements for the Company’s Officers, as set down in the framework of this Compensation Policy is as follows:

Officer
	Ratio of the fixed elements[12] to the total Compensation (%)	Ratio of the variable elements[13] to the total Compensation (%)
Active Chairman of the Board	65-100	0-35
CEO	61-100	0-39
Deputy CEO, Vice Presidents and other Officers	57-100	0-43

The process of the adoption of the Compensation Policy included the examination of the ratio between the fixed elements and the variable elements, as part of the examination of the proposed structure of the Compensation Policy. After this examination, the Compensation Committee and the Company’s BOD are of the opinion that the said ratio is a fair expression of the Company’s concept concerning the necessary balance between creating appropriate incentives for the Officers, based on their performance, and the Company’s risk management policy as well as aligning the interests and creating an appropriate link between the Officers’ compensation and the yield for the Company’s shareholders.

9.	Ratio between the Officers’ compensation and the Company employees’ salaries

9.1.
The Compensation Committee and the Company’s BOD examined the ratio between the terms of service and the employment of the Officers and the salaries of the remainder of the employees, including contract workers employed by the Company, and specifically the relationship to the average and mean salaries of all these employees, with a focus on the influence of the gap between them on the labor relations at the Company, based on the assumption of the payment of the maximum base salary, the payment of 100% of the maximum bonuses that can be granted under this Compensation Policy, and assuming maximum Equity Grant value in one vesting year.

Accordingly, the ratios are as follows:14

Position	Relationship to the average salary of the Company’s employees	Relationship to the mean salary of the Company’s employees
Active Chairman of the Board	17	19
CEO	14	15
Deputy CEO, Vice Presidents and other Officers	11	12

___________________________

[12]
The total fixed elements include the base salary, social benefits, fringe benefits and employers National Insurance Institute payment. The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

[13]
The total variable elements include bonuses (on the assumption that the Officer is granted the overall maximum allowable in accordance with the Compensation Policy, as detailed in clause 5.2.h(b), above and a capital grant (partial for calendar year).  The calculation is done on the assumption that for each of the elements the Officer will be paid the maximum sum to which he is entitled in accordance with this Compensation Policy.

[14]	In practice, the will likely be a different ratio in the event that one or more of the compensation components is below the maximum.

9.2.
The Compensation Committee and the Company’s BOD determined that the relationships are reasonable considering the size of the Company, the nature of its operations, the responsibility borne by each of the Officers at the Company, the mix of human resources employed by the Company, the number of employees and their occupations, and determined that these relationships will not negatively influence the labor relations at the Company.

10.	Indemnification, Exemption and Insurance of Directors and Officers

10.1.
The Directors and Officers may grant the Officers an exemption, indemnification (in advance and/or after the fact) and a Directors and Officers insurance liability policy (respectively “exemption,” “indemnification” and “liability insurance”), subject to the requisite approvals under the Companies Law.

10.2.	Insurance

The Company pay purchase insurance policies, including Run Off policies, to cover the liability of the Directors’ and Officers’ serving and who will serve at the Company from time to time, including Directors and Officers who are controlling shareholders or their relatives, based on the following policy terms:

a.	The coverage that can be granted each Officer under the insurance policy will not exceed a total sum of US$15 million per insurance event and per period.

b.
Each policy that will be purchased can include both insurance for the Company itself (“Entity Coverage”) for suits under the Securities Law, whether such suits are filed against the Company alone or against the Company and against Directors and Officers.

c.	The annual insurance premiums that will be paid by the Company for the insurance period for any particular year will not exceed US$~~100~~200,000.

d.
Each policy that will be purchased can also include liability coverage for the Directors and Officers for issuing new securities. If such supplementary coverage is included, the supplement to the annual premium for that coverage will not exceed 40% of the cost of the premium for that year.

e.
The amount of the Deductible that will be set in the framework of each policy that is purchased is likely to be zero for the Directors and Officers and a different commonly accepted sum for the Company.

f.
The terms of this insurance policy will be identical for Directors and Officers, including Directors and Officers who are among the controlling shareholders or their relatives, should they be serving at that time, apart from the commonly accepted exclusions in this type of policy with respect to the controlling shareholders.

g.
In the event of an insurance event, the order of payments under the policy will be as follows: (a) Payment to Directors and Officers; (b) payment to the Company for any sum the Company is required to pay to Directors and Officers in accordance with the letter of indemnification given to them; (c) payment to the Company.

h.
The Company may bring the specific terms of the insurance policy for the approval of the Compensation Committee alone. Such approval will be subject to compliance with the principles detailed above in this section, with a focus on the conditions prevalent in the insurance market at the time of the purchase of the policy, as long as such policy is consistent with the market conditions and is not liable to substantively impact the Company’s profitability, property or obligations.

10.3.	Indemnification

a.
The indemnification that can be granted to every Officer can be determined in advance or after the fact, for events that will be set interior design the Company’s BOD and will be detailed in the letter if indemnification given to the relevant Officer.

b.
The sum of the indemnification for all Officers will not exceed the value of 25% of the Company’s net equity according to the audited or reviewed financial statement known at the time the request for indemnification was submitted.

11.	Updating of employment terms

Notwithstanding the above Compensation Policy, it is hereby clarified that:

11.1.	Non-substantive change to the employment terms of an Officer subordinate to the CEO[15]

The Company may implement a non-substantive change in the employment terms of an Officer subordinate to the CEO without obtaining the approval of the Compensation Committee, as long as the following conditions are met (aggregately):

a.	The change is approved by the Company’s CEO.

b.	The terms of service following the change are consistent with the Compensation Policy.

In this clause, “non-substantive change” = (a) A change in the compensation whose financial cost to the Company is up to (and including) 10% of the cost of the employment of the Officer subordinate to the CEO before the change; (b) Grant/s whose total sum does not exceed 2 monthly salaries (in gross terms) annually of the Officer subordinate to the CEO – all subject to the ceilings set down in the Compensation Policy.

11.2.	Renewal/extension of the contractual agreement with the Company’s CEO

The Company may renew or extend the contractual agreement with the Company’s CEO, with respect to the terms of his service and employment, without obtaining approval from the General Assembly of the shareholders,16 as long as the following conditions are met (aggregately):

a.
The renewal or extension of the contractual agreement concern terms of service and employment that are not better than those in the previous contractual agreement, or if there is no real change in the terms and the remainder of the pertinent circumstances;

b.	The terms of service and employment are consistent with the Company’s Compensation Policy and the previous contractual agreement was approved under section 272(c1) of the Companies Law.

11.3.	Approval of the contractual agreement with the CEO/Director until the date of the next General Assembly

The company may enter a contractual agreement with the Company CEO or with a Director, concerning the terms of his service and employment, without the need to obtain the approval of the General Assembly of the shareholders, concerning the period from the date of the contractual agreement until the closest General Assembly, if all of the following conditions are met:

a.	The terms of service and employment were approved by the Compensation Committee and the BOD in accordance with sections 272(c1)(1) and 273(a) of the Companies Law, as relevant;

___________________________

15          If an Officer subordinate to the CEO is a controlling shareholder or his relative, the implementation of the non-substantive change in his employment terms will require additional approvals as required by law.
16          If a CEO is a controlling shareholder or his relative, the renewal or extension of will require additional approvals as required by law.

b.	The terms of service and employment are consistent with the Company’s Compensation Policy;

c.
The terms of service and employment are not better than the terms of service and employment of the previous CEO or no real changes between the two contractual agreements and the remainder of the pertinent circumstances, including the scope of the employment.

12.	Miscellaneous

12.1.
Subject to the provisions of the law, nothing in this Compensation Policy will detract from the validity, nor add to the provisions of previous agreements between the Company and the Company’s Officers in connection with the principles or compensation terms that were approved before the approval of this Compensation Policy or any that preceded it.

12.2.
It is hereby clarified that nothing in this policy shall be construed as detracting from the directives of the Companies Law and/or the Company’s article of association concerning the manner of the approval of the contractual agreement with any of the Officers concerning their service and employment.

12.3.
If after the approval of the Compensation Policy, the law and/or the regulations and/or court orders and/or guidelines and/or statements by the Israel Securities Authority set lenient terms with respect to the Compensation Policy, including with respect to the required approvals, the restrictions and/or threshold terms necessary for inclusion in the Compensation Policy as of the date of its approval, such lenient terms will be considered as included, as if they were stated in the framework of the Compensation Policy from the outset.

12.4.
From time to time a Company Director will examine the Compensation Policy and the need for its adjustment, if there are substantive changes in the circumstances that existed when the Compensation Policy was set, or for other reasons as he sees fit.